August 20, 2024

David Chan
Chief Financial Officer
Lanvin Group Holdings Ltd
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China

       Re: Lanvin Group Holdings Ltd
           Form 20-F for the Year Ended December 31, 2023
           Filed April 30, 2024
           File No. 001-41569
Dear David Chan:

       We have reviewed your August 9, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2024 letter.

Form 20-F for the Year Ended December 31, 2023
Exhibits 12.1 and 12.2, page 152

1. Your response to prior comment 6 indicates that intend to make the exhibit revisions in future filings. As originally requested, please amend your filing to include certifications having all of the prescribed language as set forth in paragraph 12 of the "Instructions as to
       Exhibits" of Form 20-F.
Financial Statements
Consolidated statements of changes in equity, page F-7

2. We note your responses to prior comments 3 and 5 and have the following comments:

             Please provide us with each journal entry recorded to account for the Meritz financing fund transactions described in your responses. Present the journal entries in
 August 20, 2024
Page 2

           chronological order with a sufficiently detailed yet straightforward description of each entry. In doing so, specify the terms of the contract "renegotiation" and clarify when the "closing date" will occur and the transactions that will occur on such date.

             Clarify the timing and amount of each related share issuance and repurchase, including all activity reflected in your treasury share rollforward. In doing so, explain why these transactions impact treasury shares and why the table in your response to comment 3 reflects the "Repurchase of Ordinary Shares" as a decrease to treasury shares instead of an increase and the "Issuance of Ordinary Shares" as an increase to treasury shares instead of a decrease.

       Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing